                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form T-3


                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                             SAC HOLDING CORPORATION
                           SAC HOLDING II CORPORATION
                              (Name of Applicants)


                          715 SOUTH COUNTRY CLUB DRIVE
                                 MESA, AZ 85210
                    (Address of Principal Executive Offices)


          Securities to be Issued Under the Indenture to be Qualified:


             TITLE OF CLASS                                  AMOUNT
             --------------                                  ------
       8.5% Senior Notes due 2014                         $200,000,000


                -------------------------------------------------

         Approximate date of proposed public offering: On, or as soon as practicable after, the effective date of the debtors' joint plan of reorganization.

                -------------------------------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE:           COPY TO BE SENT TO:
         BRUCE G. BROCKHAGEN                      MIROSLAV M. FAJT
     715 SOUTH COUNTRY CLUB DRIVE                    TORYS LLP
            MESA, AZ 85210                        237 PARK AVENUE
                                              NEW YORK, NEW YORK 10017

1. GENERAL INFORMATION.

         (a) SAC Holding Corporation and SAC Holding II Corporation (the "Corporations") are corporations.

         (b) The Corporations were organized under the laws of the State of Nevada.

2. SECURITIES ACT EXEMPTION APPLICABLE.

         AMERCO and Amerco Real Estate Company ("AREC") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") before the United States Bankruptcy Court for the District of Nevada (the "Bankruptcy Court") on June 20, 2003, and August 13, 2003, respectively. On December 12, 2003, the Bankruptcy Court entered an order approving, among other things, the Disclosure Statement Concerning the Debtors' First Amended Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Disclosure Statement"), as containing information of a kind, and in sufficient detail, as far as is reasonably practicable, to enable holders of claims to make an informed judgment regarding whether they should vote to accept or reject the First Amended Joint Plan of Reorganization of AMERCO and Amerco Real Estate Company, Debtors and Debtors-in-Possession (as it may be amended or modified by the Confirmation Order (as defined below), the "Plan"). The Corporations are co-proponents under the Plan. The Plan provides for, among other things, full satisfaction of all claims against AMERCO and AREC and leaves equity interests unimpaired. The Court entered an order confirming the Plan under Section 1129 of the Bankruptcy Code on February 20, 2004 (the "Confirmation Order"). Capitalized terms used herein, not otherwise defined, shall have the same meaning ascribed to them in the Plan.

         AMERCO, as reorganized pursuant to the Plan, will issue, pursuant to the terms of the Plan and the Confirmation Order, the following new debt securities: (a) 12% Senior Subordinated Secured Notes due 2011 (the "New AMECO Notes") on the later of the date on which the Plan is consummated (the "Effective Date") and the date of the qualification of the New AMERCO Notes Indenture (as defined below) pursuant to this application; and (b) 9.0% Second Lien Senior Secured Notes due 2009 (the "Second Lien Senior Secured Notes") on the later of the Effective Date and the date of the qualification of the Second Lien Senior Secured Notes Indenture (as defined below). Additionally, the Corporations, as co-proponents under the Plan, will issue, pursuant to the terms of the Plan and Confirmation Order, the 8.5% Senior Notes due 2014 (the "SAC Holding Senior Notes") on the later of the Effective Date and the date of the qualification of the SAC Holding Senior Notes Indenture (as defined below). The Confirmation Order provides that, solely for the purposes of Section 1145 of the Bankruptcy Code, the Corporations are affiliates of AMERCO and AREC.

         The New AMERCO Notes will be issued pursuant to an indenture among AMERCO, the Subsidiary Guarantors named therein as obligors and The Bank of New York, as Trustee (the "New AMERCO Notes Indenture"). The Second Lien Senior Secured Notes will be issued pursuant to an indenture among AMERCO, the Subsidiary Guarantors named therein as obligors and Wells Fargo Bank, N.A., as Trustee (the "Second Lien Senior Secured Notes Indenture"). The SAC Holding Senior Notes will be issued pursuant to an indenture among the Corporations and Law Debenture Trust Company of New York, as Trustee (the "SAC Holding Senior Notes Indenture").

         Pursuant to the Plan and the Confirmation Order, the holders of Class 7 Claims, which constitute unsecured claims against AMERCO (the "Class 7 Claims") shall receive, in full satisfaction, settlement, release, and discharge of and in exchange for their Class 7 Claims: (i) the SAC Holding Senior Notes in the aggregate principal amount of $200 million; (ii) Second Lien Senior Secured Notes in the estimated aggregate amount of $120 million (and an additional $80 million will be issued to purchasers apart from the holders of the Class 7 Claims); (iii) cash in the approximate amount of $253,056,696.00, provided, however, that the amount of cash distributed to holders of Class 7 Claims shall not exceed 35% of the aggregate allowed amount of Class 7 Claims; and (iv) the New AMERCO Notes in an estimated aggregate principal amount of $149,962,435.00. The face amount of New AMERCO Notes distributed to holders of Class 7 Claims shall equal the aggregate allowed amount of Class 7 Claims minus the aggregate amount of: (i) SAC Holding Senior Notes; (ii) Second Lien Senior Secured Notes; and (iii) cash distributed to holders of Class 7 Claims.

         Paragraph 16 of the Confirmation Order provides that, pursuant to
Section 1145 of the Bankruptcy Code, the issuance, distribution and resale of certain New Debt Securities under the Plan, including, without limitation, the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes, are exempt from the requirements of Section 5 of the Securities Act of 1933 (as amended, the "Securities Act") and equivalent state securities and "blue sky" laws. Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where:
(i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan or reorganization; (ii) the securities are issued in exchange for a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued principally in such exchange and partly for cash or property. The Applicants believe (and the Bankruptcy Court has specifically found and concluded) that the issuance of the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes contemplated by the Plan satisfies these requirements. Based on the foregoing, the Corporations believe that the issuance of the New AMERCO Notes, the Second Lien Senior Secured Notes and the SAC Holding Senior Notes is exempt from the registration requirements of the Securities Act and any applicable state securities and "blue sky" laws.

3. AFFILIATES.

         a. The following table sets forth the Affiliates of the Corporations as of the date of this application, including their respective percentages of voting securities, or other bases of control. Except as otherwise set forth in the Plan, the corporate structure and equity ownership of the Corporations and their subsidiaries will be unchanged.

                                                                                            Percentage of
                                                                     Jurisdiction of     Voting Stock Owned
                         Name of Entity                               Incorporation      by Immediate Parent
                         --------------                              ---------------     -------------------

PARENT: Blackwater Investments, Inc.                                      Nevada                 N/A

   FIRST LEVEL SUBSIDIARY

   A.   SAC HOLDING CORPORATION                                           Nevada                 100%
        SECOND LEVEL SUBSIDIARIES

        1.  Three SAC Self-Storage Corporation                            Nevada                 100%
        2.  Six SAC Self-Storage Corporation                              Nevada                 100%

           THIRD LEVEL SUBSIDIARIES

           a. Six-A SAC Self-Storage Corporation                          Nevada                 100%

           b. Six-B SAC Self-Storage Corporation                          Nevada                 100%

           c. Six-C SAC Self-Storage Corporation                          Nevada                 100%
        3.    Seven SAC Self-Storage Corporation                          Nevada                 100%

              THIRD LEVEL SUBSIDIARIES

            a. On-Guard Self-Storage Corporation                          Nevada                 100%
        4.  Eight SAC Self-Storage Corporation                            Nevada                 100%
        5.  Nine SAC Self-Storage Corporation                             Nevada                 100%
        6.  Ten SAC Self-Storage Corporation                              Nevada                 100%
        7.  Eleven SAC Self-Storage Corporation                           Nevada                 100%
        8.  Twelve SAC Self-Storage Corporation                           Nevada                 100%
        9.  Thirteen SAC Self-Storage Corporation                         Nevada                 100%
        10. Fourteen SAC Self-Storage Corporation                         Nevada                 100%
        11. Fifteen SAC Self-Storage Corporation                          Nevada                 100%
        12. Sixteen SAC Self-Storage Corporation                          Nevada                 100%
        13. Seventeen SAC Self-Storage Corporation                        Nevada                 100%
        14. Eighteen SAC Self-Storage Corporation                         Nevada                 100%
        15. Twenty SAC Self-Storage Corporation                           Nevada                 100%
        16. Twenty-One SAC Self-Storage Corporation                       Nevada                 100%
        17. Twenty-Two SAC Self-Storage Corporation                       Nevada                 100%
        18. Twenty-Three SAC Self-Storage Corporation                     Nevada                 100%



   FIRST LEVEL SUBSIDIARY

   B.   SAC HOLDING II CORPORATION                                        Nevada                100%
        SECOND LEVEL SUBSIDIARY

        1.  SAC Financial Corporation                                     Nevada                100%

            THIRD LEVEL SUBSIDIARIES

            a.   Twenty-Four SAC Self-Storage Limited
                 Partnership                                              Nevada                 99%
            b.   Twenty-Five SAC Self-Storage Limited
                 Partnership                                              Nevada                 99%
            c.   Twenty-Six SAC Self-Storage Limited
                 Partnership                                              Nevada                 99%
            d.   Twenty Seven SAC Self-Storage Limited
                 Partnership                                              Nevada                 99%


        SECOND LEVEL SUBSIDIARY

        2.  Twenty-Four SAC Self-Storage GP Corporation                   Nevada                100%

            THIRD LEVEL SUBSIDIARIES

            a.   Twenty-Four SAC Self-Storage Limited
                 Partnership                                              Nevada                  1%


        SECOND LEVEL SUBSIDIARY

        3.  Twenty-Five SAC Self-Storage GP Corporation
                                                                          Nevada                100%
            THIRD LEVEL SUBSIDIARY

            a.   Twenty-Five SAC Self-Storage Limited
                 Partnership                                              Nevada                  1%


        SECOND LEVEL SUBSIDIARY

        4.  Twenty-Six SAC Self-Storage GP Corporation                    Nevada                100%

            THIRD LEVEL SUBSIDIARY

            a.   Twenty-Six SAC Self-Storage Limited
                 Partnership                                              Nevada                  1%


        SECOND LEVEL SUBSIDIARY

        5.  Twenty Seven SAC Self-Storage GP Corporation                  Nevada                100%

            THIRD LEVEL SUBSIDIARIES

            a.   Twenty Seven SAC Self-Storage Limited
                 Partnership                                              Nevada                  1%




         b. Certain directors and executive officers of the Corporations may be deemed to be "affiliates" of the Corporations by virtue of their positions with the Corporations. See Item 4, "Directors and Executive Officers."

4. DIRECTORS AND EXECUTIVE OFFICERS.

         a. The following table lists the names and offices held by all directors and executive officers of the Corporations. The address for each director and executive officer listed below is c/o SAC Holding Corporation or SAC Holding II Corporation, 715 South Country Club Drive, Mesa, AZ 85210.

SAC HOLDING CORPORATION

Name                             Office

Mark V. Shoen                    President and Director
Timothy Creedon                  Director
Bruce G. Brockhagen              Secretary and Treasurer

SAC HOLDING II CORPORATION

Name                             Office

Mark V. Shoen                    President and Director
Bruce G. Brockhagen              Secretary and Treasurer

5. PRINCIPAL OWNERS OF VOTING SECURITIES.

         As of the date of this application, the following persons own 10% or more of the voting securities of the Corporations. The Plan does not contemplate any changes to the below holders of the voting stock of the Corporations.

  NAME AND COMPLETE MAILING                                                                  PERCENTAGE OF VOTING
           ADDRESS                 TITLE OF CLASS OWNED             AMOUNT OWNED               SECURITIES OWNED
  -------------------------        --------------------             ------------             --------------------
Blackwater Investments, Inc.,     SAC Holding Corporation               2,000                        100%
a Nevada corporation                   Common Stock
P.O. Box 70970
Reno, NV 89570-0970

Blackwater Investments, Inc.,     SAC Holding II Corporation              500                        100%
a Nevada corporation                   Common Stock
P.O. Box 70970
Reno, NV 89570-0970

6. UNDERWRITERS.

         a. Within the three years prior to the date of filing this application, no person acted as underwriter of any securities of the Applicants which were outstanding as of the date of this application.

         b. No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

7. CAPITALIZATION.

         (i) as of the date of this Application:

Capital Stock (in number of shares):

            TITLE OF CLASS                    AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
            --------------                    -----------------      ------------------
SAC Holding Corporation Common Stock,            10,000,000              2,000
$.01 par value

SAC Holding Corporation Class A                  1,000,000               None
Nonvoting Preferred Stock, $.01 par
value

SAC Holding II Corporation Common                1,000                   500
Stock, $.01 par value

SAC Holding II Corporation Preferred             1,000                   None
Stock, $.01 par value

Debt Securities:

            TITLE OF CLASS                    AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
            --------------                    -----------------      ------------------
SAC Holding Corporation and SAC                 $200,000,000             $200,000,000
Holding II Corporation Senior Notes

         Each stockholder of SAC Holding Corporation Common Stock is entitled to one vote per share for the election of directors and on all other matters to be voted on by the stockholders. Stockholders of SAC Holding II Corporation Class A Nonvoting Preferred Stock are entitled to no voting rights. Each stockholder of SAC Holding II Corporation Common Stock is entitled to one vote per share for the election of directors and on all other matters to be voted on by the stockholders. Stockholders of SAC Holding II Corporation Preferred Stock are entitled to no voting rights.

         (ii) as of the Effective Date:

Capital Stock (in number of shares):

            TITLE OF CLASS                    AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
            --------------                    -----------------      ------------------
SAC Holding Corporation Common Stock,             10,000,000              2,000
$.01 par value

SAC Holding Corporation Class A                   1,000,000               None
Nonvoting Preferred Stock, $.01 par
value

SAC Holding II Corporation Common                 1,000                   500
Stock, $.01 par value

SAC Holding II Corporation Preferred              1,000                   None
Stock, $.01 par value

Debt Securities:

            TITLE OF CLASS                    AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
            --------------                    -----------------      ------------------
SAC Holding Corporation and SAC                  $200,000,000            $200,000,000
Holding II Corporation 8.5% Senior
Notes due 2014

         Each stockholder of SAC Holding Corporation Common Stock is entitled to one vote per share for the election of directors and on all other matters to be voted on by the stockholders.

Stockholders of SAC Holding II Corporation Class A Nonvoting Preferred Stock are entitled to no voting rights. Each stockholder of SAC Holding II Corporation Common Stock is entitled to one vote per share for the election of directors and on all other matters to be voted on by the stockholders. Stockholders of SAC Holding II Corporation Preferred Stock are entitled to no voting rights.

8. ANALYSIS OF INDENTURE PROVISIONS.

         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto and is incorporated herein by reference. Terms used below have the meaning ascribed to them in the Indenture.

         a. Defaults under the Indenture; Withholding of Notice of Defaults.

                  Each of the following are Events of Default under the
         Indenture:

                  (a) failure by the Companies to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 5 days;

                  (b) failure by the Companies to pay the principal of any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

                  (c) failure by the Companies to comply with any of its agreements or covenants described under Sections 4.08, 4.09, 4.10, 4.15 and 5.01 of the Indenture;

                  (d) failure by the Companies to comply with any other agreement or covenant in the Indenture and continuance of this failure for 30 days after notice of the failure has been given to the Companies by the Trustee or to the Companies and the Trustee by the holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

                  (e) default in the payment when due at stated maturity, mandatory redemption or otherwise of any (i) Subsidiary Securitization (as defined in the Indenture) or (ii) Indebtedness (as defined in the Indenture) that aggregates $10.0 million or more of any of the Companies or any Subsidiary (as defined in the Indenture), whether such Subsidiary Securitization or Indebtedness now exists or is incurred after the date the Notes are issued, or default in respect of any such Subsidiary Securitization or Indebtedness which default results in the acceleration of such Subsidiary Securitization or Indebtedness prior to its express stated maturity and such default (whether at maturity, by acceleration or otherwise) is not cured or waived, such acceleration is not rescinded or such indebtedness is not paid within 30 days of notice from the occurrence of such acceleration;

                  (f) one or more final judgments or orders that exceed $10.0 million in the aggregate (net of amounts bonded, covered by insurance or covered by a binding agreement for indemnification from a third party) for the payment of money have been entered by a court or courts of competent jurisdiction against any Company or any

         Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 30 days of being entered or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

                  (g) any Company or any Subsidiary pursuant to or within the meaning of any bankruptcy law: (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its assets, or (iv) makes a general assignment for the benefit of its creditors; or

                  (h) a court of competent jurisdiction enters an order or decree under any bankruptcy law that: (i) is for relief against any Company or any Subsidiary as debtor in an involuntary case, (ii) appoints a custodian of any Company or any Subsidiary or a Custodian for all or substantially all of the assets of any Company or any Significant Subsidiary, (iii) orders the liquidation of any Company or any Subsidiary;

         and the order or decree remains unstayed and in effect for 60 days; or

                  (i) failure by the Companies to comply with any provision of the SAC Participation and Subordination Agreement (as defined in the Indenture) and continuance of such failure for 30 days after notice of the failure has been given to the Companies by the Trustee or to the Companies and the Trustee by the holders of at least 25% of the aggregate principal amount of the Notes then outstanding.

                  If a default or Event of Default occurs and is continuing and if it is actually known to a responsible officer of the Trustee, the Trustee shall mail to Holders of Notes a notice of the Default or Event of Default within 20 days after such Default or Event of Default becomes known to such responsible officer. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of the holders of the Notes.

         b. Authentication and Delivery of Securities; Application of Proceeds

         As set forth in Section 2.02 of the Indenture, An authorized Officer shall sign the Notes for the Corporations by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid. A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Agreement.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued, as part of an exchange, as provided in the Plan.

         c. Satisfaction and Discharge of the Indenture

         The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes issued thereunder, when either:

         (a) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Corporations and thereafter repaid to the Corporations or discharged from this trust) have been delivered to the Trustee for cancellation, or

         (b) (i) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to Section 3.07 or Section 3.08 of the Indenture, and the Corporations have irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

             (ii) the Corporations have paid all sums payable by them under the Indenture,

             (iii) the Corporations have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be, and

             (iv) the Holders have a valid, perfected, exclusive security interest in this trust.

         In addition, the Corporations must deliver an Officer's Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

         d. Evidence of Compliance with Conditions

         As stated in Section 11.04 of the Indenture, upon any request or application by the Corporations to the Trustee to take any action under the Indenture, the Corporations must furnish to the Trustee: (a) an Officer's Certificate (as defined in the Indenture) from each Company stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and
(b) an opinion of counsel stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

         Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include: (a) a statement that the person making such certificate or opinion has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and (d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been satisfied.

9. OTHER OBLIGORS.

         None.

CONTENT OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         a.       Pages number 1 to 13 consecutively.

         b. The statement of eligibility and qualification on form T-l of Law Debenture Trust Company of New York, as Trustee under the Indenture, to be qualified (included as Exhibit 25.1 hereto).

         c. The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each
                  Trustee:

         Exhibit T3A(1) -     Articles of Incorporation, as amended, of
                              SAC Holding Corporation as in effect on the date of filing hereof (filed herewith)

         Exhibit T3A(2) -     Articles of Incorporation, as amended, of
                              SAC Holding II Corporation as in effect on the date of filing hereof (filed herewith)

         Exhibit T3B(1) -     Bylaws of SAC Holding Corporation as in effect on
                              the date of filing hereof (filed herewith)

         Exhibit T3B(2) -     Bylaws of SAC Holding II Corporation as
                              in effect on the date of filing hereof (filed herewith)

         Exhibit T3C    -     Draft form of Indenture among SAC Holding
                              Corporation, SAC Holding II Corporation and Law
                              Debenture Trust Company of New York, as Trustee
                              (filed herewith)

         Exhibit T3D    -     Not Applicable

         Exhibit T3E-l  -     Disclosure Statement Concerning the Debtors' First
                              Amended Joint Plan of Reorganization Under Chapter
                              11 of the United States Bankruptcy Code.
                              Incorporated by reference to Exhibit 2.4 to the Quarterly Report on Form 10-Q filed with the SEC by AMERCO on February 17, 2004

         Exhibit T3E-2  -     First Amended Joint Plan of Reorganization of the
                              AMERCO and AMERCO Real Estate Company, Debtors and
                              Debtors in Possession. Incorporated by reference
                              to Exhibit 2.3 to the Quarterly Report on Form
                              10-Q filed with the SEC by AMERCO on February 17,
                              2004

         Exhibit T3F    -     Cross Reference Sheet (included in Indenture)

         Exhibit 25.1   -     Form T-l qualifying Debenture Trust Company of
                              New York as Trustee under the Indenture to be qualified (filed herewith)

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SAC Holding Corporation, a corporation organized and existing under the laws of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and State of Arizona, on the 5th day of March, 2004.

                                     SAC Holding Corporation


                                     By: /s/ Mark V. Shoen
                                         ------------------------------------
                                     Name: Mark V. Shoen
                                     Title: President


                                     By: /s/ Bruce G. Brockhagen
                                         ------------------------------------
                                     Name: Bruce G. Brockhagen
                                     Title: Secretary and Treasurer


Attest


By: /s/ Nancy Ventre
    ------------------------------------
Name: Nancy Ventre
Title: Paralegal

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SAC Holding II Corporation, a corporation organized and existing under the laws of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and State of Arizona, on the 5th day of March, 2004.

                                        SAC Holding II Corporation


                                        By: /s/ Mark V. Shoen
                                            ------------------------------------
                                        Name: Mark V. Shoen
                                        Title: President


                                        By: /s/ Bruce G. Brockhagen
                                            ------------------------------------
                                        Name: Bruce G. Brockhagen
                                        Title: Secretary and Treasurer


Attest


By: /s/ Nancy Ventre
    ------------------------------------
Name: Nancy Ventre
Title: Paralegal